[Letterhead of Cahill Gordon & Reindel LLP]

(212) 701-3000

December 14, 2007

H. Roger Schwall
Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street N.E., Stop 7010
Washington, D.C.  20549

Re:	Energy Partners, Ltd.
Form 10-K for Fiscal Year Ended December 31, 2006, as amended
Filed March 1, 2007

Form 10-Q for Fiscal Quarter ended March 31, 2007
Filed May 3, 2007

Form 10-Q for Fiscal Quarter ended June 30, 2007
Filed August 8, 2007

Form 10-Q for Fiscal Quarter ended September 30, 2007
Filed November 11, 2007

Schedule 14A
Filed May 4, 2007

File No. 001-16179

Mr. H. Roger Schwall
December 14, 2007

Dear Mr. Schwall:

Our client, Energy Partners, Ltd. (the "Company"), recently received a letter regarding the Company's filings listed above.  Due to scheduling conflicts, the Company asked us to contact your office on its behalf to request an extension of the deadline indicated in that letter.  In a telephone message received yesterday, December 13, 2007, Ms. Jennifer O’Brien granted such an extension until December 21, 2007.

The Company appreciates the Staff's consideration.  If you have any questions prior to that time, please contact me at (212) 701-3323.

Sincerely,

                                                                                    /s/ John Schuster
John Schuster

H. Roger Schwall
Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street N.E., Stop 7010
Washington, D.C.  20549

cc:           John H. Peper